SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission File Number 000-23817
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Northwest Retirement Savings Plan
     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Northwest Bancorp, Inc.
Liberty and Second Streets
Warren, Pennsylvania 16365-2353

Consent Of Independent Registered Public Accounting Firm
To the Participants and the Administrators of the Northwest Retirement Savings Plan:
We consent to the incorporation by reference in Registration Statement No. 333-64040 of Northwest Bancorp, Inc. Form S-8 of our report dated July 9, 2007, relating to the statement of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefit for the years then ended, which appears in the December 31, 2006 Annual Report on Form 11-K of Northwest Retirement Savings Plan for the year ended December 31, 2006.
/s/ Parente Randolph, LLC
Parente Randolph, LLC
Pittsburgh, Pennsylvania
July 9, 2007

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 19, 2006 with respect to the statement of net assets available for benefits of Northwest Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.
/s/ KPMG LLP

Pittsburgh, Pennsylvania
July 9, 2007

NORTHWEST RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(With Reports of Independent Registered Public Accounting Firms Thereon)

NORTHWEST RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

Report Of Independent Registered Public Accounting Firm
To the Participants and the Administrators of the
Northwest Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Northwest Retirement Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 9, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits for the Northwest Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Pittsburgh, Pennsylvania
June 19, 2006

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006, and 2005

	2006	2005
Assets

Cash	$153,121	206
Investments	60,130,626	50,768,957
Accrued investment income	—	26,752

Receivables:
Employer contribution (net of forfeitures)	61,456	114,162
Employee contribution receivable	—	73

Total receivables	61,456	114,235

Total assets	60,345,203	50,910,150

Liabilities	—	—

Net assets available for benefits	$60,345,203	50,910,150

See accompanying notes to financial statements.

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006, and 2005

	2006	2005
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$5,729,005	(2,002,551)
Dividends and interest	2,535,094	1,805,853

Total investment income	8,264,099	(196,698)

Contributions:
Employer (net of forfeitures)	1,013,808	969,838
Participant	2,900,337	2,646,076
Rollovers	395,393	419,890

Total contributions	4,309,538	4,035,804

Transfers:
Transfer from predecessor plans	321,313	129,813
Transfer from Northwest Savings Bank Employee Stock Ownership Plan	201,226	128,179

Total transfers	522,539	257,992

Total additions	13,096,176	4,097,098

Deductions:
Deductions from net assets attributed to:
Distributions to participants	3,661,123	3,571,825

Total deductions	3,661,123	3,571,825

Net increase	9,435,053	525,273
Net assets available for benefits:
Beginning of year	50,910,150	50,384,877

End of year	$60,345,203	50,910,150

See accompanying notes to financial statements.

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(1)	Description of the Plan

The following description of the Northwest Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours and six months of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($15,000 limit in 2006 and $14,000 limit in 2005). Participants of the Plan who are or will be 50 years old or older may elect to defer a catch-up contribution in excess of this limit. In 2006 and 2005, the maximum catch-up contribution allowable by the IRS was $5,000 and $4,000, respectively. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee’s current investment allocation. Additional amounts may be contributed at the option of the Plan’s Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan Year. No discretionary contributions were made for 2006 or 2005.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows.

Percentage of
Vesting years	interest vested
Fewer than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
(e)	Investment Options

Effective February 23, 2006, upon enrollment in the plan, a participant may direct employee contributions in one percentage increments in any of these eighteen investment options: Vanguard Windsor II Fund, Harbor Capital Appreciation Fund, Vanguard Retirement Savings Trust Fund, Vanguard Total Bond Market Index Fund, Vanguard 500 Index Fund, Vanguard Balanced Index Fund, T. Rowe Price Mid-Cap Growth Fund, FPA Capital Long Term Growth Fund, Vanguard Selected Value Fund, Franklin Small Cap Growth II Fund, Artisan International Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement Income Fund or Northwest Bancorp, Inc common stock. Between May 1, 2002 and February 23, 2006, participants had the following investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small Cap Growth II Fund, and T. Rowe Price Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fun, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.

Investments in Northwest Bancorp, Inc. stock are based upon each employee’s investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(f)	Benefit Payments

Upon termination of service, permanent disability, retirement, or death, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Active participants may apply for a hardship withdrawal for the purchase of the participant’s principal residence, to pay tuition, or related post-secondary educational expenses, to pay certain medical or funeral expenses, or to prevent eviction from or foreclosure on the participant’s principal residence. At any time, active participants may elect to withdraw all or a portion of their rollover or transfer contributions.

(g)	Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their vested balance or $50,000, whichever is less. The loans are secured by the balances in the participants account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specified repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

(h)	Forfeitures

Forfeited nonvested employer contributions are used to reduce future employer contributions. During 2006 and 2005, forfeitures used to reduce employer contributions were $12,455 and $36,356, respectively. Forfeited nonvested accounts totaled $21,283 and $12,455 for the years ended December 31, 2006 and 2005, respectively.
(2)	Summary of Significant Accounting Policies
(a)	General

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Vanguard Retirement Savings Trust is a common collective trust that is valued based on the net value of the fair value of the underlying investments at year end as determined by the trustee. The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments, which consist to the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participants contributions are recorded in the month in which they are withheld from the participant’s wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

(e)	Benefit payments to Participants

Benefit payments to participants are recorded when paid by the trustee.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(g)	Administrative Expenses

The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.
(3)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(4)	Investments

At December 31, 2006 and 2005, the following investments were held by the Plan:

	2006			2005
	Shares	Fair value		Shares	Fair value
Artisan International Fund	88,536	2,566,650		62,162	1,573,319
Fidelity Blue Chip Growth Fund	—	—		142,476	6,149,259	*
FPA Capital Long Term Growth Fund	136,504	5,656,730	*	135,700	5,818,832	*
Frankin Small Cap Growth II Fund	78,632	982,112		59,869	753,750
Harbor Capital Appreciation Fund	172,326	5,747,060	*	—	—
T. Rowe Price Mid-Cap Growth Fund	42,432	2,278,186		30,490	1,650,743
Vanguard 500 Index Fund	13,705	1,789,757		11,474	1,318,596
Vanguard Balanced Index Fund	154,002	3,289,483	*	145,565	2,883,633	*
Vanguard Retirement Savings Trust Fund	4,819,734	4,819,734	*	4,395,828	4,395,828	*
Vanguard Selected Value Fund	68,340	1,441,288		—	—
Vanguard Target Retirement 2005 Fund	8,547	98,031		—	—
Vanguard Target Retirement 2015 Fund	19,094	237,915		—	—
Vanguard Target Retirement 2025 Fund	17,803	232,155		—	—
Vanguard Target Retirement 2035 Fund	26,230	363,808		—	—
Vanguard Target Retirement 2045 Fund	12,951	185,463		—	—
Vanguard Target Retirement Income Fund	395	4,230		—	—
Vanguard Total Bond Market Index Fund	343,170	3,428,271	*	294,171	2,959,360	*
Vanguard Windsor II Fund	201,670	7,008,039	*	188,365	5,901,470	*
Weitz Value Fund	—	—		25,089	888,669
Northwest Bancorp, Inc. common stock	703,379	$19,314,787	*	747,923	$15,900,843	*
Loans to participants	—	686,927		—	574,655

		$60,130,626			$50,768,957

*	Investments greater than 5% of net assets available for benefits at the end of the Plan years.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
The Plan’s investments appreciated (depreciated) in value as follows:

	2006	2005
Registered investment companies (includes realized losses of $63,007 and $314,266 in 2006 and 2005, respectively)	$1,079,795	1,357,110
Common stock (includes realized gains of $71,243 and $1,377,013 in 2006 and 2005, respectively)	4,649,210	(3,359,661)

	$5,729,005	(2,002,551)

Dividends and interest on plan investments were $2,535,094 and $1,805,853, respectively, in 2006 and 2005.
(5) Tax Status
A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. Subsequent to the adoption of the prototype plan, the Plan was amended to become an individually designed plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under section 401(a) and the related trust continues to be tax-exempt as of December 31, 2006. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
(6) Plan Mergers
During 2006, the Plan Sponsor approved the merger of the Maryland Permanent Bank & Trust 401(K) Plan into the Plan. The net assets of $238,713 were transferred into the Plan on July 27, 2006.
During 2006, the Plan Sponsor approved the merger of the Horizon Bank, FSB 401(K) Plan into the Plan. The net assets of $82,600 were transferred into the Plan on March 1, 2006.
During 2005, the Plan Sponsor approved the merger of the Bell Federal Savings and Loan Association 401(K) Savings Plan into the Plan. The net assets of $129,813 were transferred into the Plan on March 15, 2005.
(7) Northwest Savings Bank Employee Stock Ownership Plan
Beginning January 1, 2004, certain qualified participants in the Northwest Savings Bank Employee Stock Ownership Plan (ESOP) were eligible to diversify a portion of their Northwest Bancorp, Inc. holdings in the ESOP. Participants who elect to diversify their portion of their ESOP balance agree to in-kind transfer that portion of their ESOP balance to the Plan. Following the transfer, the participants are entitled to reinvest this balance in any of the Plan’s investment options, including Northwest Bancorp, Inc. For the year ended December 31, 2005, assets of $128,179 were transferred from the ESOP to the Plan as part of this diversification plan. For the year ended December 31, 2006, assets of $201,226 were transferred from the ESOP to the Plan as part of this diversification plan.
(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006, and 2005
(8) Related Party Transactions
Certain plan investments consist of shares of Northwest Bancorp, Inc. In addition, expenses of the Plan are paid by Northwest Savings Bank. Northwest Savings Bank is the Plan Sponsor, and Northwest Bancorp, Inc. is the Parent Company of the Plan Sponsor; and, therefore, the transactions qualify as party-in-interest transactions.

Schedule 1
NORTHWEST RETIREMENT SAVAINGS PLAN
EIN: 25-0368460
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of issue,
	borrower, lessor, or			Current
	similar party	Description of assets	Cost	value
		Registered investment companies:
*	Vanguard	Vanguard Windsor II Fund	N/R	$7,008,039
	Harbor	Harbor Capital Appreciation Fund	N/R	5,747,060
*	Vanguard	Vanguard Total Bond Market Index Fund	N/R	3,428,271
*	Vanguard	Vanguard 500 Index Fund	N/R	1,789,757
*	Vanguard	Vanguard Balanced Index Fund	N/R	3,289,483
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	N/R	2,278,186
	FPA Investments	FPA Capital Long Term Growth Fund	N/R	5,656,730
*	Vanguard	Vanguard Selected Value Fund	N/R	1,441,288
	Franklin	Franklin Small Cap Growth II Fund	N/R	982,112
	Artisan	Artisan International Fund	N/R	2,566,650
*	Vanguard	Vanguard Target Retirement 2005 Fund	N/R	98,031
*	Vanguard	Vanguard Target Retirement 2015 Fund	N/R	237,915
*	Vanguard	Vanguard Target Retirement 2025 Fund	N/R	232,155
*	Vanguard	Vanguard Target Retirement 2035 Fund	N/R	363,808
*	Vanguard	Vanguard Target Retirement 2045 Fund	N/R	185,463
*	Vanguard	Vanguard Target Retirement Income	N/R	4,230

		Total registered investment companies		35,309,178

		Common Collective Trust Funds:
*	Vanguard	Vanguard Retirement Savings Trust Fund	N/R	4,819,734
		Employer securities:
*	Northwest Bancorp, Inc.	Northwest Bancorp, Inc. common stock	N/R	19,314,787
*	Plan participants	Loans to participants (100 loans outstanding at 5.00% to 9.25% with maturity dates in 2007 through 2011)	N/R	686,927

				$60,130,626

N/R	- Participant directed investment, cost not required to be reported

*	- Parties in interest - as defined by ERISA
See accompanying report of independent registered public accounting firm

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST RETIREMENT SAVINGS PLAN
Date: July 9, 2007	By:	/s/ Richard L. Rausch
		Name:	Richard L. Rausch
		Title:	Senior Vice President, Northwest Savings Bank Plan Administrator